[TIVO LETTERHEAD]

August 10, 2011

VIA EDGAR AND EMAIL

Larry Spirgel
U.S. Securities and Exchange Commission
100 F St. N.E.
Mail Stop 3720
Washington, D.C. 20549

RE:	TiVo Inc.
Form 10-K for fiscal year ended January 31, 2011
Filed March 14, 2011

Form 10-Q for fiscal quarter ended April 30, 2011
Filed June 6, 2011
File No. 000-27141

Dear Mr. Spirgel:
The Company hereby responds to the comments received by email on July 22, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For ease of review, the Company has set forth the numbered comments of your letter and the Company's responses thereto.
Form 10-K for the Fiscal Year Ended January 31, 2011
Notes to the Consolidated Financial Statements, page 74

1.
The heading to the Notes to Consolidated Financial Statements indicate that the notes are unaudited. Please explain the reason for this, or if this was done in error, please file an amended 10-K to correct this.

Response: In response to the Staff's comment #1, the Company respectfully submits that the appearance of the word “unaudited” on page 73 under the heading entitled “TiVo Inc. Consolidated Statement of Cash Flows” and on page 74 under the heading entitled “TiVo Inc. Notes to Consolidated Financial Statements” were an inadvertent error. While the Company believes that the Report of the Independent Registered Public Accounting Firm makes clear that the Company's financial statements were in fact audited and that no reasonable investor was likely misled by this inadvertent error, the Company shall amend the Form 10-K to correct Item No. 8 “Financial Statements and Supplemental Data” by deleting each instance noted above of the word “unaudited” in an amended Form 10-K, per the Staff request.
Form 10-Q for the quarterly period ended April 30, 2011
Note 5 - Commitments and Contingencies, page 16

2.	We note that in your disclosure of contingencies related to various legal matters, in several lawsuits, claims, and proceedings, you have noted that in the event there is an adverse outcome, the Company's business could be harmed and you have also stated that no loss is considered probable or estimable at this time. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that the Company has provided any quantitative information. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450.
Response: In response to the Staff's comment #2, the Company respectfully submits that it currently cannot estimate a range of reasonably possible losses on any of the matters disclosed in Note 5 entitled “Commitments and Contingencies.” Other than the disclosed securities class action relating to the Company's IPO where a proposed settlement does not include any contribution from the Company, the remaining identified matters are all complex patent infringement matters which seek a not-yet-quantified amount of damages from the Company and are in the early stages of the legal process. The Company believes it cannot reasonably estimate a loss or range of possible losses for such matters. As such, the Company proposes to add the following statement to each such matter disclosed in Note 5 in future filings where the Company believes an adverse outcome could harm its business but where the Company is unable to currently estimate a range of reasonably possible losses:
“The Company has determined a potential loss is reasonably possible as it is defined by the Financial Accounting Standard Board's Accounting Standards Codification (“ASC”) 450 Contingencies; however, based on its current knowledge, management does not believe that the amount of such possible loss or a range of potential loss is reasonably estimable.”
Note 9 - Dish Network Corporation, page 26

3.
You have noted with respect to your settlement with Dish Network, that $321.4 million of the proceeds will be recorded as technology revenue over the remaining life of the patent through July 30, 2018. Based on the table provided on page 26, it appears that you will be recognizing revenues through 2019, even though the life of the patent is through July 2018, please explain why this is appropriate.

Response: In response to the Staff's comment #3, the Company respectfully submits that table provided on page 26 presents proceeds from the Company's settlement with Dish Network to be recorded as technology revenue in each of the Company's fiscal years, not calendar years. As such, in the Company's fiscal year ending January 31, 2019, the Company will recognize proceeds from the settlement through its second quarter of such fiscal year which will end on July 30, 2018, which matches the expected life of the patent which expires in July 2018. The Company shall add the words “ending January 31,” in the heading of the first column in the table which appears on page 26 in future filings to make the revenue recognition period more clear to the reader.
* * * *
In connection with the Company's response to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the

Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 519-9167 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anna Brunelle

Anna Brunelle
Vice President, Chief Financial Officer